SUB-ITEM 77D
                               MFS Series Trust VI

MFS Utilities Fund and MFS Global Equity Fund, series of MFS Series Trust VI, changed the percentage of net assets in which such fund invests in order to meet its investment objective as described in the supplement dated May 1, 2002, to the fund's current prospectus, as filed with the Securities and Exchange Commission on May 1, 2002. Such description is hereby incorporated by reference.

MFS Global Total Return Fund, a series of MFS Series Trust VI, changed its status from a non-diversified fund to a diversified fund, as described in the supplement dated June 28, 2002, to the fund's current prospectus, as filed with the Securities and Exchange Commission on June 28, 2002. Such description is hereby incorporated by reference.